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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadmark Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 2000
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Schocken
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Ste 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph L. Schocken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadmark Capital, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JOANNE C. VAN SICKLE
COMMISSION EXPIRES
NOTARY
PUBLIC
05-27-2022
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Washington
County of KING
Subscribed and sworn to (or affirmed) before me on this 13 day of February, 2019 by Joseph Schocken proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of Broadmark Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC (the "Company") as of December 31, 2018, the related statement of income, changes in members' equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broadmark Capital, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

Broadmark Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash And Cash Equivalents	$ 2,453,320
Accounts Receivable, Net	19,778
Prepaid Expenses	25,227
Furniture And Equipment, Net	97,640
Other Assets	96,917
Total assets	$ 2,692,882

Liabilities and Member's Equity

Liabilities	
Account Payable And Accrued Expenses	$ 207,117
Payable To Tenant	20,904
Total liabilities	228,021
Commitments and contingencies	
Member's equity	
Member's equity	2,464,861
Total Member's Equity	2,464,861
Total Liabilities And Member's Equity	$ 2,692,882

The accompanying notes are an integral part of these financial statements.

Broadmark Capital, LLC
Statement of Income
For The Year End December 31, 2018

Revenues	
Fee income	$ 5,476,590
Rental income	154,362
Interest income	260
Total revenues	5,631,212
Expenses	
Employee compensation and benefits	1,177,937
Commissions	1,195,769
Occupancy and equipment rental	361,529
Professional fees	305,709
Other operating expenses	486,699
Total expenses	3,527,643
Net income (loss)	$ 2,103,569

The accompanying notes are an integral part of these financial statements.

Broadmark Capital, LLC
Statement of changes in Members' Equity
For the Year Ended December 31, 2018

		Total Members' Equity
Balance at December 31, 2017	$	856,292
Capital distributions		(495,000)
Net income (loss)		2,103,569
Balance at December 31, 2018	$	2,464,861

The accompanying notes are an integral part of these financial statements.

Broadmark Capital, LLC
Statement of Cash Flows
December 31, 2018

Cash flow from operating activities:		
Net income (loss)		$ 2,103,569
Adjustments to reconcile net income (loss) to net		
cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 12,834	
(Increase) decrease in :		
Accounts receivable, net	39,090	
Prepaid expenses	(15,366)	
Other assets	(84,104)	
(Decrease) increase in :		
Account payable and accrued expenses	124,877	
Payable to tenant	20,904	
Total adjustments		98,235
Net cash and cash equivalents provided by (used in) operating activities		2,201,804
Purchases of furniture and equipment, net	(48,732)	
Net cash and cash equivalents provided by (used in) investing activities		(48,732)
Capital distributions	(495,000)	
Net cash and cash equivalents provided by (used in) financing activities		(495,000)
Net increase (decrease) in cash and cash equivalents		1,658,072
Cash and cash equivalents at December 31, 2017		795,248
Cash and cash equivalents at December 31, 2018		$ 2,453,320

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Broadmark Capital , LLC (the "Company") was organized in the State of Washington on April 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC ("Holdings"). Holdings has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 89% of fee income was earned from three companies in 2018.

Fees associated with locating investors for companies are generally recognized when the services are completed and the payments are considered collectible. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable represent billings of monthly retainers and advances of expenses to current and former customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance, and the allowance is adjusted as needed. At the end of the current year it was determined that there was no need for a reserve on existing balances.

Marketing and advertising expenses include expenses incurred for business promotional efforts through participating in networking events and sponsorships. These costs are expensed as incurred.

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner, The Company does not file federal tax returns at the Company level as it is owned by a single member LLC, Broadmark Holdings, which is owned by Tranceka. All federal tax filings are reported at Tranceka's level.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 2: RELATED PARTY TRANSACTIONS

Broadmark Holdings, LLC has partial ownership in three companies that are clients. Fees earned from these clients were $5,002,340 in 2018. The Company also paid various expenses on behalf of this client. These expenses, totaling $180,995 were reimbursed by the client during 2018. During 2013 the company signed a cost sharing agreement under which this client pays directly to the lessor 67% of the required building lease payment each month.

NOTE 2: RELATED PARTY TRANSACTIONS

(Continued)

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold Improvement	$ 31,672	10
Equipment, furniture and fixtures	103,645	5
Art works	6,000	
	141,317	
Less: accumulated depreciation	(43,677)	
Furniture and equipment, net	$ 97,640	

Depreciation expense for the year ended December 31, 2018 was $12,834.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company leases office space under a non-cancelable operating lease which will expire on December 31, 2021. Future minimum rental payments required, net of the 67% portion paid by a client under a cost sharing agreement, under the lease for the years ending December 3, are:

Year Ending December 31,	
2019	$ 74,254
2020	76,487
2021 & thereafter	72,160
	$ 222,901

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $2,225,299 which was $2,210,098 in excess of its required net capital of $15,201; and the Company's ratio of aggregate indebtedness of $228,021 to net capital was 0.1 to 1.

Broadmark Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Member's equity	$ 2,464,861	
Total Member's Equity		$ 2,464,861
Less: Non-allowable assets		
Accounts receivable, net	(19,778)	
Prepaid expenses	(25,227)	
Other assets	(96,917)	
Furniture and equipment, net	(97,640)	
Total non-allowable assets		(239,562)
Net Capital		2,225,299
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 15,201	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		15,201
Excess net capital		$ 2,210,098
Aggregate indebtedness		$ 228,021
Ratio of aggregate indebtedness to net capital		0.1 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2018.

See independent auditor's report

Broadmark Capital, LLC

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Joseph L. Schocken, President
Broadmark Capital, LLC

We have reviewed management's statements, included in the accompanying Broadmark Capital, LLC Exemption Report in which (1) Broadmark Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broadmark Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Broadmark Capital, LLC met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. Broadmark Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

BROADMARK
CAPITAL

Assertions Regarding Exemption Provisions

We, as members of management of Broadmark Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31,2018.

Broadmark Capital LLC

By:

Joseph L. Schocken, President

1/22/19

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Broadmark Capital, LLC.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Broadmark Capital, LLC. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2018.
Woodland Hills, CA
February 22, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*16*******2960**********************MIXED AADC 220
53627 FINRA DEC
BROADMARK CAPITAL LLC
1420 5TH AVE STE 2000 STE
SEATTLE, WA 98101-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 8447-

B. Less payment made with SIPC-6 filed (exclude interest) (3409-)

7-26-18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5038-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
Total (must be same as F above) $ 5038-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Broadmark Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Joseph Schocken, President
(Title)

Dated the 28th day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5630952-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 5630952-
2e. General Assessment @ .0015	$ 8447-
	(to page 1, line 2.A.)